SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: December 2003	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

BCE INC.

Safe Harbor Notice Concerning Forward-Looking Statements

December 17, 2003

Safe Harbor Notice Concerning Forward-Looking Statements

In this document, we, us, our and BCE mean BCE Inc., its subsidiaries, joint ventures and investments in significantly influenced companies.

The presentations in the document entitled Bell Canada Enterprises Business Review 2004, dated December 17, 2003, and certain oral statements made by our senior management at BCE’s 2004 Business Review conference to the financial community on December 17, 2003, contain forward-looking statements about BCE’s objectives, plans, strategies, financial condition, results of operations and businesses. We or others on our behalf may make other written or oral statements that are forward-looking from time to time.

A statement we make is forward looking when it uses what we know today to make a statement about the future. Forward-looking statements are based on our current expectations about the markets we operate in and on various estimates and assumptions. They may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, plan, outlook, seek, strive, target and will.

It is important to know that:

•
forward-looking statements describe our expectations on the day that they are made. For the forward-looking statements set out in the presentations contained in the document entitled Bell Canada Enterprises Business Review 2004, or made orally at BCE’s 2004 Business Review conference, it is December 17, 2003

•
our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize

•
forward-looking statements do not take into account the effect that transactions or non-recurring items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, asset write-downs, monetizations, mergers, acquisitions or other business combinations or transactions, or other charges

•	we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

You will find a more detailed description of the risks that could cause our actual results to materially differ from our current expectations in Risks that could affect our business, starting on the next page.

Risks that could affect our business

This section describes general risks that could affect the BCE group of companies and specific risks that could affect BCE Inc. and each of its business segments. A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more BCE companies. Part of managing our business is understanding what these potential risks could be and working to minimize them where we can.

Because no one can predict whether any risk will happen or its consequences, the actual effect of any risk on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks that we are currently not aware of.

BCE group of companies

Our dependence on the Bell Canada segment
The Bell Canada segment is our largest segment, which means our financial performance depends in large part on how well the Bell Canada segment performs financially. The risks that could affect the Bell Canada segment are more likely to have a significant effect on our financial condition, results of operations and business than the risks that are specific only to our other segments.

Strategies and plans
We plan to achieve our business objectives through various plans and strategies. For the Bell Canada segment, the strategy is to take advantage of innovations in products, services and processes to provide valued services to its customers. We are planning to proactively lead the move to new technologies, and to drive productivity and efficiency in everything we do. The key elements of the Bell Canada segment’s plans and strategies include:

•	maintaining and improving customer satisfaction by simplifying all areas of our customers’ experience, including call centers, billing and points of sale
•	lowering costs by improving efficiency in all areas of product and service delivery, including installation and activation
•
increasing the number of customers who buy more than one product by focusing our marketing and sales efforts on the customer. This includes offering bundled services to consumers and service packages to businesses

•	providing new services to meet customers’ needs by offering innovative technologies, including Voice over Internet Protocol (VoIP) and very high speed digital subscriber lines (VDSL).

If we are unable to achieve our business objectives, our growth prospects could be hurt. This could have a material and negative effect on our results of operations.

Economic and market conditions
Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and the prices of, our products and services. When there is a decline in economic growth, and in retail and commercial activity, there tends to be a lower demand for our products and services. During these periods, customers may delay buying our products and services, or reduce or discontinue using them.

The slower pace of growth and the uncertainty in the global economy have reduced demand for some of our products and services, which has negatively affected our financial performance and may continue to negatively affect it in the future. In particular, weak economic conditions have led to:

•	lower than expected growth in data revenue for the Bell Canada segment because of lower demand from business and wholesale customers
•	some reductions in the number of network access lines for the Bell Canada segment because of business failures or business contractions.

Weak economic conditions may also negatively affect our profitability and cash flows from operations. It could also negatively affect the financial condition and credit risk of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses.

Increasing competition
We face intense competition from traditional competitors, as well as from new entrants to the markets we operate in. We compete not only with other telecommunications, media, satellite television and e-commerce companies, but also with other businesses and industries. These include cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems and system integrators, and other companies that deal with, or have access to, customers through various communications networks.

Many of our competitors have substantial financial, marketing, personnel and technological resources. Other competitors have recently emerged, or may in the future emerge, from restructurings with reduced debt and a stronger financial position. This means that they can price their products and services at very competitive rates.

Competition could affect our pricing strategies and reduce our revenues and profitability. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to improve customer service and to keep our prices competitive. It forces us to continue to reduce costs, manage expenses and increase productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.

We already have several domestic and foreign competitors, but the number of foreign competitors with a presence in Canada and large resources could increase in the future. In 2003, the Canadian government started a review of the foreign ownership restrictions that apply to telecommunications carriers and to Broadcasting Distribution Undertakings

(BDUs). Removing or easing the limits on foreign ownership could result in foreign communications or other companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors, which would increase competitive pressure. Since the government’s review has not yet been completed, it is impossible to predict the outcome or to assess how any recommendations may affect us.

Wireline and long distance
We experience significant competition in long distance from dial-around resellers, prepaid card providers and others, in addition to the traditional competitive pressures from inter-exchange carriers and resellers.

We also face increasing cross-platform competition, as customers substitute traditional services for new technologies. For example, our wireline business competes with wireless and non-traditional services like Internet services, including chat services, instant messaging and e-mail. We expect to face competitive pressure from cable companies as they implement their plans to roll out voice services over their network and from other emerging competitors, including municipal electrical utilities. We expect these kinds of competition to intensify as growth in Internet and wireless services continues and new technologies are developed.

Cross-platform competition will be increasingly intense as technologies, such as VoIP, improve and gain market acceptance. We have launched our own VoIP initiative, but there is no assurance that it will have a sustainable market. VoIP services could take business away from our other products and services. If significant VoIP competition develops, it could reduce our existing market share in local and long distance services, and could have a material and negative effect on our future revenues and profitability. VoIP technology does not require service providers to own or rent physical networks, which increases access to this market by other competitors. If competition from these service providers further develops, it could have a material and negative effect on our future revenues and profitability.

Due to technology substitution, and in particular VoIP, barriers to entry previously existing in the industry are being reduced substantially, enabling competitors with limited access to financial, marketing, personnel and technological resources to rapidly launch new products and services and gain market share. This trend is expected to accelerate in the future, which could materially and negatively impact our financial performance.

Internet access
Cable companies and independent Internet service providers have increased competition in the broadband and Internet access services business. Competition has led to pricing for Internet access in Canada that is among the lowest in the world.

Wireless
The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers that have aggressive product and service introductions, pricing and marketing and with wireline service providers. We expect competition to intensify as new technologies, products and services are developed and introduced.

Satellite television
Bell ExpressVu competes directly with other satellite television providers and with cable companies throughout Canada. These cable companies have recently upgraded their networks, operational systems and services, which could improve their competitiveness. This could materially and negatively affect the financial performance of Bell ExpressVu.

Improving productivity and containing capital intensity
We continue to implement several productivity improvements while containing our capital intensity.

There could be a material and negative effect on our profitability if we do not continue to successfully implement these productivity improvements and contain capital intensity while maintaining the quality of our service. For example, we must reduce the price of certain services offered by the Bell Canada segment that are subject to regulatory “price caps” by a 3.5% productivity factor, excluding inflation, each year between 2002 and 2006. The Bell Canada segment’s profits will decline if it cannot lower its expenses at the same rate. There could also be a material and negative effect on our profitability if market factors or other regulatory actions have the effect of further reducing our revenues and we cannot decrease our expenses at the same rate.

Anticipating technological change
We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent new product and service introductions, and short product life cycles.

Our success will depend in large part on how well we can anticipate and respond to changes in industry standards, and how quickly and efficiently we can introduce new products, services and technologies, and upgrade existing ones.

We may face additional financial risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable.

Bell Canada is in the process of converting its core circuit-based infrastructure to Internet Protocol (IP) technology. This may allow Bell Canada to:

•	offer integrated voice, data and video services to customers
•	increase capital efficiency
•	increase operating efficiency in general, including in launching and supporting services.

There is no assurance that these services will be available or that customers will accept them as planned, or that the efficiencies will increase as expected.

There is no assurance that Bell Canada will be successful in developing, implementing and marketing other new technologies, products, services or enhancements within a reasonable time, or that they will have a market. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

Liquidity
Our ability to generate cash and to maintain capacity to meet our financial obligations and provide for planned growth depends on our cash requirements and on our sources of liquidity. Our cash requirements may be affected by the risks associated with our contingencies, off-balance sheet arrangements and derivative instruments.

In general, we finance our capital needs in four ways:

•	from cash generated by our operations or investments
•	by borrowing from commercial banks
•	through debt and equity offerings in the capital markets
•	by selling or otherwise disposing of assets.

Financing through equity offerings would dilute the holdings of existing equity investors. Increased debt financings could lower our credit ratings, increase our borrowing costs, and give us less flexibility to take advantage of business opportunities.

Our ability to finance operations depends on our ability to access the capital markets and the syndicated commercial loan market. The cost of funding depends largely on market conditions, and the outlook for our business and our credit ratings at the time capital is raised. If our credit ratings are downgraded, our cost of funding could significantly increase. In addition, participants in the capital and syndicated commercial loan markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.

BCE Inc. and certain of its subsidiaries have entered into renewable credit facilities with various financial institutions. They include facilities serving as back-up facilities for issuing commercial paper. There is no assurance that these facilities will be renewed at favourable terms.

We need significant amounts of cash to implement our business plan. This includes cash for capital expenditures to provide our services, dividend payments and payment of our contractual obligations, including refinancing our outstanding debt.

Our plan in 2004 is to generate enough cash from our operating activities to pay for capital expenditures and dividends. We expect to repay contractual obligations maturing in 2004 from cash on hand and from cash generated from our operations or financed by issuing debt. If actual results are different from our business plan or if the assumptions in our business plan change, we may have to raise more funds than expected from issuing debt.

If we cannot raise the capital we need, we may have to:

•	limit our ongoing capital expenditures
•	limit our investment in new businesses
•	try to raise additional capital by selling or otherwise disposing of assets.

Any of these possibilities could have a material and negative effect on our growth prospects in the long term.

Reliance on major customers
 A large portion of the Bell Canada segment’s and BCE Emergis’ revenue comes from a small number of major customers. If they lose a contract with a major client and cannot replace it, it could have a material and negative effect on their results.

Making acquisitions
Our growth strategy includes making strategic acquisitions. There is no assurance that we will find suitable companies to acquire or that we will have enough financial resources to complete any acquisition. There could also be difficulties in integrating the operations of recently acquired companies with our existing operations.

Litigation, regulatory matters and changes in laws
Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our businesses, operating results and financial condition. Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, including changes in, or the adoption of, new tax laws that result in higher tax rates or new taxes, could also materially and negatively affect us. Finally, any claim by a third party, with or without merit, that a significant portion of our business infringes on that third party’s intellectual property could also materially and negatively affect us.

Please see the BCE Inc. 2002 Annual Information Form (BCE 2002 AIF) for a detailed description of:

•	the principal legal proceedings involving BCE
•	certain regulatory initiatives and proceedings affecting the Bell Canada segment.

Please also see Recent developments in legal proceedings in the BCE Inc. 2003 First, Second and Third Quarter Management’s Discussion and Analysis for an update on the principal legal proceedings involving us, including those started after the BCE 2002 AIF was issued.

Funding and control of subsidiaries
BCE Inc. is currently funding, and may continue to fund, the operating losses of some of its subsidiaries in the future, but it does not have to do this. If BCE Inc. decides to stop funding any of its subsidiaries and that subsidiary does not have other sources of funding, this would have a material and negative effect on the subsidiary’s results of operations and financial condition.

In addition, BCE Inc. does not have to remain the majority holder of, or maintain its current level or nature of ownership in, any subsidiary, unless it has agreed otherwise. The announcement of a decision by BCE Inc. to change the nature of its investment in a subsidiary, to sell some or all of its interest in a subsidiary, or any other similar decision could also have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of the subsidiary’s securities.

If BCE Inc. stops funding a subsidiary, changes the nature of its investment or disposes of all or part of its interest in a subsidiary, stakeholders or creditors of the subsidiary might decide to take legal action against BCE Inc. For example, certain members of the lending syndicate of Teleglobe Inc., a former subsidiary of BCE Inc., as well as other creditors of Teleglobe Inc., have launched lawsuits against BCE Inc. following its decision to stop funding Teleglobe Inc. You will find a description of these lawsuits in the BCE 2002 AIF. While we believe that these types of claims have no legal foundation, they could negatively affect the market price of BCE Inc.‘s securities. BCE Inc. could have to devote considerable management time and resources in responding to any such claim.

Pension fund contributions
Most of our pension plans had pension fund surpluses as of our most recent actuarial valuation. As a result, we have not had to make regular contributions to the pension funds in the past few years. It also means that we have reported pension credits, which have had a positive effect on our net earnings.

The decline in the capital markets in 2001 and 2002, combined with historically low interest rates, however, has significantly reduced the pension fund surpluses and the pension credits. This has negatively affected our net earnings.

We had positive returns on pension plan assets for the nine-month period ended September 30, 2003. There is no assurance that positive returns will continue and, if returns on pension plan assets decline again in the future, the surpluses could continue to decline. If this happens, we might have to start making contributions to the pension funds. This could also have a material and negative effect on our results of operations.

Retaining employees
Our success depends in large part on our ability to attract and retain key employees. The exercise price of most of the stock options that our key employees hold is higher than the current trading price of BCE Inc.‘s common shares. As a result, our stock option programs may not be effective in retaining these employees. While we do not currently expect to lose key people, if it happens, this could materially hurt our businesses and operating results.

Our strategic direction involves a cultural change at BCE, and requires significant changes in processes, in how we approach our markets, and in products and services. These changes may be difficult for some employees to achieve.

Renegotiating labour agreements
Approximately 52% of our employees are represented by unions and are covered by collective bargaining agreements. The following material collective agreements are expired:

•	the collective agreement between Bell Canada and the Communications, Energy and Paperworkers Union of Canada (CEP), representing approximately 7,000 craft and services employees
•	the collective agreement between Aliant Inc. and its employees, representing approximately 4,200 employees
•	the collective agreement between Connexim, L.P. and its employees, representing approximately 100 employees

The following collective agreements will expire in the next 12 months:

•	the collective agreements between Entourage Solutions Technologiques Inc. and the CEP, representing approximately 1,900 technicians in Québec and Ontario, will expire on September 30, 2004
•
the collective agreement between Bell Canada and the Canadian Telecommunications Employees’ Association, representing approximately 1,000 communications sales employees will expire on December 31, 2003

•
the collective agreements between certain companies in the Bell Globemedia segment, including CTV, and their employees, representing approximately 400 and 200 employees will respectively expire on December 31, 2003 and September 30, 2004.

Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Difficulties in renegotiations or other labour unrest could significantly hurt our businesses, operating results and financial condition.

Protecting our networks
Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, our equipment, our applications and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, and other events. Any of these events could cause our operations to be shut down indefinitely.

BCE Inc.

Holding company structure
BCE Inc. is a holding company. That means it does not carry on any significant operations and has no major sources of income or assets of its own, other than the interests it has in its subsidiaries, joint ventures and significantly influenced companies.

BCE Inc.‘s cash flow and its ability to service its debt and to pay dividends on its shares all depend on dividends or other distributions it receives from its subsidiaries, joint ventures and significantly influenced companies and, in particular, from Bell Canada. BCE Inc.‘s subsidiaries, joint ventures and significantly influenced companies are separate legal entities. They do not have to pay dividends or make any other distributions to BCE Inc.

Stock market volatility
The stock markets have experienced significant volatility over the last few years, which affected the market price and trading volumes of the shares of many telecommunications companies, in particular. Differences between BCE Inc.‘s actual or anticipated financial results and the published expectations of financial analysts may also contribute to volatility in BCE Inc.‘s common shares. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE Inc.‘s common shares or other securities, may materially and negatively impact our ability to raise capital, issue debt, retain employees or make future strategic acquisitions.

Bell Canada segment

Changes to wireline regulations

Decisions of regulatory agencies
The Bell Canada segment’s business is affected by changes in policies that result from decisions made by various regulatory agencies, including the Canadian Radio-television and Telecommunications Commission (CRTC). Many of these decisions balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely.

Second price cap decision
In May 2002, the CRTC issued decisions relating to new price cap rules that govern incumbent telephone companies for a four-year period starting in June 2002. These decisions:

•	set a 3.5% productivity factor on capped services
•	extended price cap regulation to more services
•	reduced the prices that incumbent telephone companies can charge competitors for services
•	set procedures for enforcing standards of service quality
•	reduced the ability of incumbent telephone companies to increase rates for residential services.

The CRTC also established a deferral account, but has not yet determined how the account will be used. There is a risk that the account could be used in a way that could have a negative financial effect on the Bell Canada segment.

The follow-up proceedings to the price cap decisions are expected to be completed in 2004. We estimated that the impact of the price cap decisions on operating income in 2004 will be $150 million. The outcome of the follow-up proceedings could result in an additional negative effect on the results of the Bell Canada segment.

Decision on incumbent affiliates
On December 12, 2002, the CRTC released its decision on incumbent affiliates, which requires Bell Canada and its carrier affiliates to receive CRTC approval on contracts that bundle tariffed and non-tariffed products and services. This means that:

•	all existing contracts that bundle tariffed and non-tariffed products and services must be filed with the CRTC for approval
•	all new contracts that bundle tariffed and non-tariffed products and services must receive CRTC approval before they are carried out
•	carrier affiliates must meet the same approval requirements as Bell Canada on products and services they offer in Bell Canada’s operating territory.

On September 23, 2003, the CRTC issued a decision that requires Bell Canada and its carrier affiliates to include a detailed description of the bundled services they provide to customers when they make their filings of tariffs with the CRTC. The customer’s name will be kept confidential, but the pricing and service arrangements it has with the Bell Canada segment will be available on the public record.

On October 23, 2003, Bell Canada sent an application to the Federal Court of Appeal asking for leave to appeal and a stay of certain aspects of this decision. On November 5, 2003, Bell Canada filed an application with the CRTC requesting it to issue a stay of certain aspects of the decision pending a review of the decision. These applications raise important issues about public disclosure of customer-specific commercial information that could compromise the competitiveness of these customers and cast Bell Canada in a negative light as future service provider. On November 21, 2003, the Federal Court of Appeal approved Bell Canada’s request for a stay pending a decision on the leave to appeal. If leave to appeal is granted, the stay will be maintained until a final decision is made.

These decisions increase the Bell Canada segment’s regulatory burden at both the wholesale and retail levels. They could also cause some large customers of the Bell Canada segment to choose another preferred supplier which could have a material and negative effect on its results of operations.

Public notice on changes to price floor
On October 23, 2003, the CRTC issued a public notice asking for comments on its preliminary view that revised rules may be needed for how incumbent telephone companies price their service bundles. It issued an amended public notice on December 8, 2003.

The CRTC is seeking comments on proposed pricing restrictions for volume or term contracts for retail tariffed services. It is too early to determine how the proposals could affect the Bell Canada segment’s pricing of new retail services and its ability to provide service bundles. Bell Canada plans to provide comments by January 30, 2004.

Application seeking symmetric regulation
On November 6, 2003, Bell Canada filed an application requesting that the CRTC start a public hearing to examine the degree and manner of regulation governing services offered by cable companies and telephone companies, with a view to establishing a symmetric regulatory framework that would recognize and foster the growing competition between these converging sectors. Bell Canada also requested that this proceeding address the rules, if any, that might govern VoIP services provided by cable companies and others. This proceeding could determine the rules for competition with other service providers and could affect our ability to compete in the future.

Licences and changes to wireless regulations
Companies must have a spectrum licence to operate cellular, personal communications service (PCS) and other radio-telecommunications systems in Canada. The Minister of Industry issues spectrum licences at his or her discretion under the Radiocommunication Act.

Bell Mobility’s cellular and PCS licences will expire on March 31, 2006. The PCS licences that were awarded in an auction in 2001 will expire on November 29, 2011. Although we expect these licences will be renewed when they expire, there is no assurance that this will happen. In addition, Industry Canada can revoke a company’s licence at any time if the company does not comply with its terms. While we believe that we comply with the terms of our licences, there is no assurance that Industry Canada will agree, which could have a material and negative effect on us.

In December 2002, Industry Canada started a consultation to change the terms and the method of calculating the fees of cellular and PCS licences. The proposed fees are based on the amount of spectrum a carrier holds, and do not take into account the degree of deployment or the number of sites. The proposed changes would come into effect on April 1, 2004 and would be implemented over seven years. If they are implemented, the Bell Canada segment’s licence fees could increase significantly.

In October 2001, the Minister of Industry announced plans to start a national review of Industry Canada’s procedures for approving and placing wireless and radio towers in Canada, including a review of the role of municipal authorities in the approval process. If the consultation process results in more municipal involvement in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of all of Canada’s wireless carriers, including the Bell Canada segment.

Increased accidents from using cell phones
It has been suggested that using handheld cell phones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cell phones while driving, as it has in Newfoundland and Labrador and several U.S. states. If this happens, cell phone use in vehicles could decline, which would negatively affect the Bell Canada segment and other wireless service providers.

Health concerns about radio frequency emissions
It has been suggested that some radio frequency emissions from cell phones may be linked to medical conditions, such as cancer. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. This could lead to additional government regulation, which could have a material and negative effect on the Bell Canada segment’s business and other wireless services providers. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing available to the wireless communications industry. Any of these would have a negative effect on the Bell Canada segment and other wireless service providers.

Bell ExpressVu
Bell ExpressVu currently uses two satellites for its Direct-to-home satellite television (DTH) services, Nimiq 1 and Nimiq 2, which Telesat operates. Satellites are subject to significant risks. Any loss, manufacturing defects, damage or destruction of these satellites could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition. Please see Risks that could affect our business – BCE Ventures – Telesat for more information.

Bell ExpressVu is subject to programming and carriage requirements under its CRTC licence. Changes to the regulations that govern broadcasting or to its licence could negatively affect Bell ExpressVu’s competitive position or the cost of providing its services. Bell ExpressVu’s existing DTH distribution undertaking licence was scheduled to be renewed in August 2003, but was extended to February 2004 so that the CRTC could review Bell ExpressVu’s application. The CRTC held the hearings on the renewal application in October 2003. Although we expect that this licence will be renewed when it expires, there is no assurance that this will happen or that the terms will be the same.

Bell ExpressVu continues to face competition from unregulated U.S. DTH services that are illegally sold in Canada. In response, it has started or is participating in several legal actions that are challenging the sale of U.S. DTH equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.

Finally, Bell ExpressVu faces a loss of revenue resulting from the theft of its services. Bell ExpressVu is taking numerous actions to reduce these losses, including legal action, investigations, implementing electronic countermeasures targeted at illegal devices, leading information campaigns and developing new technology. Implementing these measures, however, could increase Bell ExpressVu’s capital and operating expenses, reduce subscriber growth and increase churn.

Bell Globemedia

Dependence on advertising
A large part of Bell Globemedia’s revenue from its television and print businesses comes from advertising revenues. Bell Globemedia’s advertising revenues are affected by competitive pressures, including its ability to attract and retain viewers and readers. In addition, the amount companies spend on advertising is directly related to economic growth. An economic downturn tends to make it more difficult for Bell Globemedia to maintain or increase revenues. Advertisers have historically been sensitive to general economic cycles and, as a result, Bell Globemedia’s business, financial condition and results of operations could be materially and negatively affected by a downturn in the economy. In addition, most of Bell Globemedia’s advertising contracts are short-term contracts that can be terminated by the advertiser upon short notice.

Increasing fragmentation in television markets
Television advertising revenue largely depends on the number of viewers and the attractiveness of programming in a given market. The viewing market has become increasingly fragmented over the past decade because of the introduction of additional television services, the extended reach of existing signals and the launch of new digital broadcasting services in the fall of 2001. We expect fragmentation to continue as new web-based and other services increase the choices available to consumers. As a result, there is no assurance that Bell Globemedia will be able to maintain or increase its advertising revenues or its ability to reach viewers with attractive programming.

Revenues from distributing television services
A significant portion of revenues from CTV’s specialty television operations comes from contractual arrangements with distributors, primarily cable and DTH operators. Many of these contracts have expired. There is no assurance that the contracts will be renewed on equally favourable terms.

Increased competition for fewer print customers
Print advertising revenue largely depends on circulation and readership. The existence of a competing national newspaper and a commuter paper in Toronto has increased competition, while the total circulation and readership of Canadian newspapers has continued to decline. This has resulted in higher costs, more competition in advertising rates and lower profit margins at The Globe and Mail.

Broadcast licences
Each of CTV’s conventional and specialty services operates under licences issued by the CRTC for a fixed term of up to seven years. These licences are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC, and the conditions of each licensing or renewal decision, all of which may change. There is no assurance that any of CTV’s licences will be renewed. Any renewals, changes or amendments may have a material and negative effect on Bell Globemedia.

BCE Emergis

Changes in currency exchange rates
BCE Emergis is affected by changes in the currency exchange rates between the Canadian and U.S. dollars. The stronger Canadian dollar has had, and could continue to have, a material and negative effect on BCE Emergis’ revenues and net earnings.

Adoption of eBusiness
 The success of BCE Emergis depends on widespread use of the Internet and other electronic networks as a way to do business. Because eBusiness and related activities, such as online transactions, are relatively new and evolving, it is difficult to predict the size of this market and its sustainable rate of growth. Businesses and customers have not adopted eBusiness as quickly as originally expected.

BCE Emergis must increase the number of transactions it processes to build recurring revenue. This depends on how quickly its customers and its distributors’ customers adopt its services. It also depends on BCE Emergis’ ability to build an effective sales force, stimulate sales from distributors and influence their marketing plans. A significant decrease in the number of transactions BCE Emergis processes could have a material and negative effect on its results.

Changes in the U.S. health care landscape
The consolidation of health care service providers as well as changes in the U.S. health care landscape may have a material and negative effect on BCE Emergis’ business.

Strategic plans
BCE Emergis has announced plans to focus on key growth areas, drive recurring revenue growth, streamline its service offerings and operating costs, and add new services. It will also review its various product lines and businesses to ensure they continue to meet its goals. If these plans are unsuccessful, BCE Emergis’ results of operations could be materially and negatively affected.

Success of U.S. based operations
To be successful in the United States involves significant management and financial resources. If BCE Emergis is unsuccessful, this could have a material and negative effect on its business and operating results.

Reliance on strategic relationships
BCE Emergis relies on strategic relationships to increase its customer base. This includes its relationships with Bell Canada, VISA and the Federal Home Loan Mortgage Corporation (Freddie Mac). If these relationships fail, its business and operating results could be materially and negatively affected.

Dependence on contracting medical service providers
The growth of BCE Emergis’ eHealth Solutions Group, North America business unit depends on its ability to:

•	retain contracts with existing providers
•	attract new providers
•	retain or improve the discounts given by providers.

In addition, the results of BCE Emergis could be materially and negatively affected if:

•	it loses a significant number of contracts with providers that have a large number of customers, and cannot replace them with contracts with other providers
•	contracts with its providers are renegotiated with reduced discounts.

Exposure to professional liability
BCE Emergis uses medical treatment guidelines in its utilization review and case management services. That means it could be subject to claims relating to:

•	adverse medical consequences because services were denied
•	the cost of services that were denied
•	errors or omissions by health care professionals.

These claims could have a material and negative effect on the business and operating results of BCE Emergis.

Defects in software or failures in processing transactions
Defects in software products that BCE Emergis’ owns or licenses, delays in delivery, and failures or mistakes in processing electronic transactions could materially and negatively affect its business, including its customer relationships and operating results.

Security and privacy breaches
If BCE Emergis is unable to protect the physical and electronic security, and privacy of applications, databases and transactions, its business, including customer relationships, could be materially and negatively affected.

Intellectual property
BCE Emergis depends on its ability to develop and maintain the proprietary aspects of its technology. It may not be able to enforce its rights or prevent other parties from developing similar technology, duplicating its intellectual property or designing around its intellectual property. Any of these could materially and negatively affect its business.

Integrity of public key cryptography technology
BCE Emergis’ security solutions depend on public key cryptography technology. Any major advance in ways to attack cryptographic systems could make some or all of its security solutions obsolete or unmarketable. This could reduce its revenues from security solutions and could materially and negatively affect its business and operating results.

BCE Ventures

Telesat
Launch and in-orbit risks
There is a risk that Telesat’s satellites currently under construction, or satellites built in the future, may not be successfully launched. Telesat normally buys insurance to protect itself against this risk, but there is no assurance that it will be able to get launch coverage for the full value of any satellite proposed to be launched or at a favourable rate.

Once Telesat’s satellites are in orbit, there is a risk that a failure could prevent them from completing their commercial mission. Telesat has a number of measures in place to protect itself against this risk. These include engineering satellites with on-board redundancies by including spare equipment on the satellite and buying in-orbit insurance. There is no assurance that Telesat will be able to renew its in-orbit insurance with enough coverage or at a favourable rate.

Anik F1 and Anik F1R
In August 2001, the manufacturer of the Anik F1 satellite advised Telesat of a gradual decline in power on the satellite. It indicated that power will continue to decline at the rates observed to date. Telesat believes that this will affect some of the satellite’s core services in mid-2005. Telesat has a satellite under construction, Anik F1R, which is expected to replace Anik F1 in time to ensure that service to its customers will not be interrupted. There is no assurance that Telesat will be able to get launch and in-orbit coverage for the Anik F1R satellite, or that if it does get coverage, that it will be for the full value of the satellite or at a favourable rate.

Telesat has insurance in place to cover the power loss on Anik F1 and filed a claim with its insurers in December 2002. Telesat believes that the claim will be approved, but there is no assurance that it will be. If the claim is approved, there is no assurance of how much Telesat will receive in the settlement or when it will receive it.

Anik F2
Telesat has another satellite under construction, Anik F2. The manufacturer has delayed delivery of this satellite. Telesat has made arrangements to lease a satellite that is already in orbit during this delay. A further delay could have a negative effect on Telesat’s ability to provide service, result in additional costs and require Telesat to refund prepayments to customers.

Telesat already has part of the insurance coverage for Anik F2, but there is no assurance that it will be able to get launch and in-orbit coverage for the full value of the Anik F2 satellite or at a favourable rate.

Nimiq 2
Telesat is currently in the process of renewing in-orbit insurance coverage for Nimiq 2, but there is no assurance that it will be able to get coverage, or that if it does get coverage, that it will be for the full value of the satellite or at a favourable rate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: December 17, 2003